EXHIBIT 99.1

Student Transportation Inc. Holds 5th Annual Employee Appreciation Week

Leading Student Transportation Provider Celebrates Its Employees

WALL, N.J., April 18, 2016 (GLOBE NEWSWIRE) -- Student Transportation Inc. (STI) (TSX:STB) (NASDAQ:STB), North America's most trusted and largest independent provider of school bus transportation services in North America, is celebrating its employees with the Company's 5th Annual Employee Appreciation Week during April 18-22.

A new aspect to this year's Appreciation Week features the use of the social media hashtag #IAppreciate, which STI's employees, customers and community members were encouraged to use on their preferred social media platforms to share messages about what they appreciate in their daily lives.

"Our roles in the school bus industry put each one of us in a unique position to be positive role models and have a profound effect on the children and communities we serve," said Denis Gallagher, Chairman and CEO of the Company. "We appreciate our employees year round but five years ago we wanted to dedicate a week in honor of them so with that, I want to express my thanks and appreciation to all of our employees, who make up the STI Family, for the incredible work that they do and for continuing to show why we are the most trusted provider of student transportation services in North America."

To help support the company-wide effort, STI has released a special video message from Mr. Gallagher, personally thanking individual employees and customers throughout the Company's more than 150 locations. Other celebrations throughout the week include celebratory breakfasts, award ceremonies, games and cookouts. School district officials and other members of the local communities will be joining STI's employees for many of the events.

To view the video message and to stay updated on the Employee Appreciation Week festivities, please visit www.RideSTBus.com and follow along at www.facebook.com/RideSTBus and www.twitter.com/RideSTBus.

Profile

Founded in 1997, Student Transportation Inc. (TSX:STB) (NASDAQ:STB) is North America's most trusted provider of school bus transportation services and management services, operating more than 14,000 vehicles. Student Transportation's family of local companies delivers safe, reliable and cost-effective transportation solutions to school districts throughout the U.S. and Canada. Services are delivered by drivers, dispatchers, maintenance technicians, terminal managers and others who are caring members of their local communities. For more information, please visit www.rideSTBus.com.

Forward-Looking Statements

Certain statements in this news release are “forward-looking statements” within the meaning of applicable securities laws, which reflect the expectations of management regarding, among other matters, STI’s revenues, expense levels, cost of capital, financial leverage, seasonality, liquidity, profitability of new businesses acquired or secured through bids, borrowing availability, ability to renew or refinance various loan facilities as they become due, ability to execute STI’s growth strategy and cash distributions, as well as their future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “should”, “plans” or “continue” or similar expressions, and the negative forms thereof, suggesting future outcomes or events.

Company contact:
Doug Coupe
Director of Communications & Investor Relations
843.884.2720
dcoupe@ridesta.com